Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Hydro One Limited (“Hydro One”) 483 Bay Street, South Tower, 8th Floor Toronto, Ontario M5G 2P5

Item 2:	Date of Material Change

January 23, 2019.

Item 3:	News Release

Two news releases announcing the material change referred to in this report were issued through Cision Canada on January 23, 2019, copies of which are attached hereto as Schedule A and Schedule B. The news releases were also filed on SEDAR and are available under Hydro One’s profile at www.sedar.com

Item 4:

Summary of Material Change

On January 23, 2019, Hydro One and Avista Corporation (“Avista”) announced that they had mutually agreed to terminate the agreement and plan of merger dated July 19, 2017 (the “Merger Agreement”) between Hydro One, Avista, Olympus Holding Corp. and Olympus Corp. (the “Termination”). A copy of the news release relating to the Termination is attached as Schedule A.

On January 23, 2019, Hydro One also announced that as a result of the termination of the Merger Agreement, it would redeem all of its outstanding $1,540,000,000 aggregate principal amount of 4.00% convertible unsecured subordinated debentures represented by instalment receipts on February 8, 2019 (the “Redemption). A copy of the news release relating to the Redemption is attached as Schedule B.

Item 5:	Full Description of Material Change

For a full description of the material change, see the news releases attached as Schedule A and Schedule B hereto.

In addition, a copy of the termination agreement with respect to the termination of the Merger Agreement will be filed on SEDAR and made available under Hydro One’s profile at www.sedar.com.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

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Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact: Jamie Scarlett Executive Vice President and Chief Legal Officer Tel: (416) 345-1366

Item 9:	Date of Report

January 23, 2019.

SCHEDULE A

News release related to the Termination

See attached.

SCHEDULE B

News release related to the Redemption

See attached.